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June 12, 2013

VIA EDGAR

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SI Financial Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 24, 2013
File Number 333-188016

Dear Mr. Webb:

On behalf of SI Financial Group, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), including exhibits, marked to indicate changes from the Amendment to the Registration Statement on Form S-4 filed on May 24, 2013.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on June 7, 2013. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Form S-4

Financial Forecasts, page 75

Comment No. 1

As previously requested, please disclose the financial projections that were exchanged. The summarized information you have provided is not adequate.

ATLANTA  AUGUSTA  CHARLOTTE  DENVER  LOS ANGELES  NEW YORK  RALEIGH  SAN DIEGO  SAN FRANCISCO

SEATTLE  SHANGHAI  SILICON VALLEY  STOCKHOLM  TOKYO  WALNUT CREEK  WASHINGTON  WINSTON-SALEM

Mr. Mark Webb

June 12, 2013

Response to Comment No. 1

Additional disclosure related to the financial projections has been added to page 75 of the proxy/statement prospectus.

Unaudited Pro Forma Combined Condensed Consolidated Financial Data, page 97

Comment No. 2

We note your response to comment 18 to our letter dated May 16, 2013. Please tell us the following regarding pro forma adjustment (3) for the sale of loans of $10.0m:

•	Tell us if there is an executed contract or consummated transaction for the $10.0 million sale of loans; and

•

Tell us if the sale of $10.0 million of loans is necessary for the Company to maintain cash and cash equivalents of 2% of assets as required by your Liquidity and Funds Management Policy. Please include your supporting computations.

Response to Comment No. 2

The Staff is supplementally advised that there is no executed contract or consummated transaction for the sale of loans. Any commitment for such a sale would not be executed until after the receipt of all regulatory and shareholder approvals of the transaction. It is expected that the loans to be sold would include those guaranteed by the federal government or government agencies. An available and liquid market exists for such transactions.

The following information is derived from the March 31, 2013 Pro Forma Statement of Financial Condition:

SI Financial Group March 31, 2013	Amount ($000s)	Percentage of Assets
Pro Forma Total Assets	1,381,943
Pro Forma Cash and Cash Equivalents	40,519	2.93%
Cash and Cash Equivalents excluding loan sale	30,519	2.21%
Cash liquidity margin excluding loan sale	2,880

The Company’s Liquidity and Funds Management Policy currently requires that cash and cash equivalents be maintained at a minimum of 2% of total assets. As shown in the table above, excluding any loan sale, the Company’s cash and cash equivalent position would equal 2.21% of total assets at March 31, 2013 on a pro forma basis. The amount of cash and cash equivalents above the minimum level would be reduced to approximately $2.9 million. As the 2% is a minimum and not a targeted amount, the Company has decided to sell $10.0 million to provide a greater liquidity cushion in the event of any unforeseen events.

Mr. Mark Webb

June 12, 2013

Stock Ownership of SI Financial, page 192

Comment No. 3

We note your response to our prior comment number 8, regarding Sandler O’Neill stock ownership in Newport Bancorp. It appears from your cover letter that the new figure provided at this heading should be 9.5 rather than 9.7. Please revise.

Response to Comment No. 3

The Staff is supplementally advised that the stock ownership percentage in the cover letter should have been 9.7% not 9.5%. The percentage ownership listed in the proxy statement/prospectus is correct.

Comment No. 4

Please provide the staff with a reasonably detailed discussion of how voting and investment decisions are made at Thomas Horstmann, or identify the natural person or persons who have beneficial ownership of its shares.

Response to Comment No. 4

Counsel to Newport Bancorp spoke with an additional employee of Thomson Horstmann & Bryant, Inc. to inquire as to the name of any natural person who is the beneficial owner of the shares held by that entity. The representative of Thomson Horstmann reiterated that there were numerous employees at Thomson Horstmann who were involved in the voting and investment decisions regarding its holdings of Newport Bancorp common stock and therefore it was impractical to provide a list of all of those names. With regard to the request for a reasonably detailed discussion of how voting and investment decisions are made at Thomson Horstmann, the representative of Thomson Horstmann directed us to their Investment Adviser Brochure (which is included Part 2 of Form ADV), a copy of which can be accessed through the following link:

http://www.adviserinfo.sec.gov/Iapd/Content/Common/crd_iapd_Brochure.aspx?BRCHR_VRSN_ID=182878

The staff is advised that neither Newport Bancorp nor SI Financial has any affiliation with or control over Thomson Horstmann and, accordingly, can only ask for voluntary cooperation on this matter and have done so repeatedly. Accordingly, Newport Bancorp and SI Financial believe they have completed their good faith inquiry into the matter and that further action will not result in obtaining any further additional non-public information from the subject stockholders.

* * * * *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Webb

June 12, 2013

If you have any questions about our responses or require any additional information, please do not hesitate to call Victor L. Cangelosi at (202) 508-5854 or me at (202) 508-5817.

Very truly yours,

/s/ Scott A. Brown

Scott A. Brown

cc:	David Lyon, Securities and Exchange Commission
John Nolan, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Rheo A. Brouillard, SI Financial Group, Inc.
Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP